UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   MARCH 29, 2005                     /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         AMERA RESOURCES CORPORATION (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6

2.       DATE OF MATERIAL CHANGE

         March 29, 2005

3.       PRESS RELEASE

         The press release was released on March 29, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nikolaos Cacos
         Phone: (604) 687-1828

9.       DATE OF REPORT

         March 29, 2005.



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                          AMERA RESOURCES CORPORATION

                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
                      Tel: 604-687-1828 Fax: 604-687-1858
                            Toll Free: 800-901-0058
                       Internet: www.amera resources.com
                        E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS

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NEWS RELEASE                                                      MARCH 29, 2005

             MOGOTE DRILLING INTERSECTS GOLD-COPPER PORPHYRY SYSTEM

AMERA RESOURCES CORPORATION (AMS-TSX.V) has received analytical results from its recently completed Phase II 2,577 metre 9-hole RC drill program on the Mogote copper-gold project in northwest San Juan Province, Argentina. Of the nine holes, four were found to contain significant gold-copper mineralization hosted in porphyry or in metamorphosed volcanic sediments at the margin of porphyry.

All the Phase II drill holes were sited to test strong areas of potassic altered diorite and monzonite porphyries within the Filo Este and Filo Central anomalies, defined by strong magnetics, highly anomalous copper and gold geochemistry and surface alteration. Five holes were completed on Filo Este over an east-west strike extent of 1.4 kilometres spanning a north-south distance of 720 metres. The remaining four holes were spaced out over 1.6 kilometres of strike length along Filo Central. All drill holes were located on the Argentina side of the international border.

The significant intercepts include:

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HOLE        ZONE     TOTAL    INTERVAL   THICKNESS       CU       AU        AG
                     DEPTH                               (%)     (PPM)     (PPM)
--------------------------------------------------------------------------------

MOG-6       Este      250       0-250       250        0.083     0.22
including                     176-246        70        0.158     0.36       3.0
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MOG-7       Este      287       0-287       287        0.107     0.25       3.0
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MOG-8       Este      300       4-142       138        0.093     0.47       2.0
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MOG-12      Este      300     214-276        62        0.140     0.30       1.1
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All significant  intercepts were from holes on Filo Este.  Drill holes MOG-7, 8, and 12 are all located in the northwest corner of the property and in the northwestern portion of the Filo Central anomaly. These holes were all hosted in, or spatially related to, a newly mapped occurrence of fine-grained monzonite porphyry that is interpreted as an early porphyry phase that typically alters to potassic or intermediate argillic assemblages.

Copper and gold mineralization in the drill holes was related to potassic quartz-biotite alteration and directly related to early A-vein density and local silicification. A-vein hosted and disseminated sulfides include chalcopyrite, pyrite, and minor bornite. Locally, areas of moderate intermediate argillic alteration characterized by sericite-chlorite-pyrite were found to overprint potassic alteration. Core holes MOG-1A, 2, 3 and 4 which were drilled in March 2004 encountered similar copper and gold values.

Targets in the southern portion of property include Zona Colorida, which has had a single historical drillhole, and Stockwork Hill, which has had no drilling to date. These zones have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization.

The Mogote Property demonstrates many attributes of a classic Andean-type copper-gold porphyry system and is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits. Mogote is situated 70 kilometres north of Barrick Gold Corp.'s large Pascua/Veladero gold discoveries (resources of 38 million ounces gold and 750 million ounces silver) and 11 kilometres east of Noranda/Metallica's El Morro copper-gold discovery (inferred resources of 7.4 million ounces gold, 6.2 billion pounds copper). Placer Dome's 23 million ounce Cerro Casale gold-copper discovery is located 50 km to the north.

NEWS RELEASE                                                      MARCH 29, 2005
AMERA RESOURCES CORPORATION                                               PAGE 2
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The 2005 Phase II drill program was carried out under the supervision of project geologist Steven K. Jones, M.Sc., C.P.G., a Qualified Person as defined in National Instrument 43-101. Assays for the drilling program were performed by Alex Stewart Labs, Mendoza, Argentina, an internationally recognized assay service provider.

Amera is leveraging its extensive contact network, is actively exploring in Argentina, Peru and Nevada and continues to negotiate for the acquisition of additional properties in the Americas. The Company is committed to growth and added shareholder value through gold and precious metal-rich polymetallic discoveries.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2005 NUMBER 9

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